FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated June 5, 2012

2	Translation of Investor Presentation made on June 5, 2012

2

Item 1

TRANSLATION

Buenos Aires, June 5, 2012

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Preview presentation of the strategic plan of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

We hereby submit the preview presentation of the strategic plan of YPF S.A. that will be delivered by the President and CEO of the company, Mr. Miguel Matías Galuccio, on the present day.

Yours faithfully,

Gabriel E. Abalos

Market relations officer

YPF S.A.

Item 2

.
Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

.
GDP index
Source: IAPG - INDEC
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
+7.9%
GDP index Argentina
-6% Gas YPF
-6% Oil YPF
Evolution of the argentine economy and YPF
Imports 2011
USD 10 billion
Production MBOE
250
200
150
100
50
Repsol YPF’s share in
the country’s
hydrocarbon
production decline.
80%
MBOE: Million barrels of oil equivalent
250
200
150
100
50
0

.
Oil
The hydrocarbon
reserve life dropped
from 11 to 7 years
-47%
38%
25%
36%
28%
YPF reserve drop
1999 - 2010
YPF’s share in the total hydrocarbon reserves of the country
Oil Gas
Gas
-63%
Loss of leading role
Reserve life (P/R ratio): Calculated
according to industry standards.

Source: IAPG, reserves calculated under the National Secretariat of Energy criteria, which differs from SEC standards.

Changing the history

.
Our DNA
Profit reinvestment and dividend policy according to a
growing company
Honor debt obligations and commitments
Stock listed in the Buenos Aires and
New York  Stock Exchange
Integration, from the wellhead to the consumer
competitiveness
global
environment
national sense
professionalism
shareholder value

.
Strategy
High impact
Recover credibility
New working platform
Growth
Mature fields
Unconventional resources
in “factory mode”
Establish new
operational DNA
Refining and marketing
New paradigm
Massive development of
unconventional resources
Global expansion
Change the future of the
energy sector
Revert negative trend

8
Strategy
High impact
Recover credibility
New working platform
Growth
Mature fields
Unconventional resources
in “factory mode”
Establish new
operational DNA
Refining and marketing
New paradigm
Massive development of
unconventional resources
Global expansion
Change the future of the
energy sector
Revert negative trend

100
110
120
130
140
150
160
170
2011
2012 (e)
2013 (e)
Oil and gas production
(*)
Previous trend
High impact
MBOE
0
200
400
600
800
1000
1200
2011
2012 (e)
2013 (e)
0
10
20
30
40
50
60
Previous plan
High impact
Wells
(**)
High impact
(*) Does not include NGL (**) Includes injection wells
159 159 164
-6%
683 746
1,019
Driling rigs

1,000 Wells to be drilled in 2013 Level that YPF has not reached since 1996 + 20 New drilling rigs High impact 10

Strategy
High impact
Recover credibility
New working platform
Growth
Mature fields
Unconventional resources
in “factory mode”
Establish new
operational DNA
Refining and marketing
New paradigm
Massive development of
unconventional resources
Global expansion
Change the future of the
energy sector
Revert negative trend

Mature fields rejuvenation
Growth pillars - production
Systematic expansion and development
of the project portfolio
Widespread work to increase
the recovery factor
Start of the intensive
development of unconventional
reservoirs
“Factory mode” exploitation pilot with
last generation technology
Development of the first shale oil and shale
gas cluster to generate economies of scale

. Optimization and expansion of secondary recovery techniques Mature fields rejuvenation Daily production Time Peak Plateau 5 years 10 years Decline B 13

The unconventional concept 14

Unconventional well Start of the development of shale oil and shale gas 15

“Factory mode” Start of the development of shale oil and shale gas 16

.
“Factory mode” to develop unconventional
Average estimated values calculated with limited information from 45 producing wells with effective cumulative average production time of only 10 months, and without considering the potential effects of the economies of scale, the learning curve and the increase in reservoir knowledge coming from the pilot project.
Area
Wells
Investment
Total production
40
132
1,200
55
Oil
Development
2013 - 2017
5
14
160
13
Gas
x 10 x 20
Pilot
2013
First
cluster
17
(km
2
)
(MUSD)
(MBOE)

.
Growth
0
200
600
800
1200
1400
1600
2012 (e)
2017 (e)
400
1000
Wells
0
10
30
40
60
70
80
2012 (e)
746 38
2017 (e)
20
1,345 70
50
Drilling rigs
+10 thousand
New employees
2012 - 2017
Efficiency,
productivity,
training

.
Growth
0
50
150
200
250
2012 (e)
2013 (e)
2014 (e)
Oil and gas production
(*)
-6%
Annual trend
2004 – 2011
Previous trend
+6%
Annual increase
2012 -2017
Incremental production
2015 (e)
2016 (e)
2017 (e)
MBOE
(*) Includes the development of one shale oil and one shale gas cluster.
159
216

20% 10%
Growth pillars- refining and marketing
10%
Market
coverage
Brand
recognition
Commercial discipline
Leadership
Increase in
the utilization
of existing
capacity
Increase in
processing
capacity
Higher
conversion
index
5-year plan

.
Growth
Gasoline + Diesel + Fuel Oil Production Refinery utilization
81%
Original plan
2012 (e)
2013 (e)
2014 (e)
2015 (e)
2016 (e)
2017 (e)
92%
Mm3
11.4
12.3
13.3
13.8
13.9
16.3
Fuels (g+d) production
increase in 5 years
Enough to supply the
annual consumption of
cars
43%
12 million

22
Productive basins
Fold and thrust belt
in the NOA basin
Off-shore
New basins
50 exploratory wells per year
More than doubling the exploration activity of the last 5 years
Comprehensive coverage of exploration
basins and concepts
Relaunch - exploration
Unconventional

23
Required capital expenditures
Partners
Operators
Focused and
specialized
Strategic
Unconventional
experts
Technological
Suppliers of service and
applications for
unconventional
Financial
Domestic and international
capital markets
USD 3,500
millions
High impact
Growth USD 7,000 millions
Annual estimate
2012 2013 - 2017
Mainly financed
with internal
cash flow from
operations

24
Strategy
High impact
Recover credibility
New working platform
Growth
Mature fields
Unconventional resources
in “factory mode”
Establish new
operational DNA
Refining and marketing
New paradigm
Massive development of
unconventional resources
Global expansion
Change the future of the
energy sector
Revert negative trend

25
Tarija
Los Monos
(shale gas)
Cretaceous
Yacoraite
(shale/tight/oil & gas)
Chaco Paraná
Devonico – Permico
(shale oil)
Austral
Inoceramus
45 wells drilled
to date by YPF
Cuyana
Cacheuta (shale oil)
Potrerillos (tight oil)
Golfo San Jorge
Pozo D-129 (shale oil/tight oil)
Neocomiano (shale oil/gas)
Neuquina
Vaca Muerta
Los Molles (shale gas)
Agrio (shale oil)
Lajas (tight gas)
Mulichinco (tight oil/gas)
Argentina’s unconventional resource potential is among the
largest ones worldwide
Argentine basins with unconventional potential

(shale oil/gas)

26
.
Key issues
Development of the unconventional resource potential
Nearly 15%
of the extension
of Vaca Muerta
could offset the
country’s energy
(o&g) shortage.
Technology
Human
resources
Economies of
scale
Capital

Our contribution Teamwork Commitment Professionalism Results oriented management Ethic and transparency Safety Sustainable growth and environmental care Technological innovation 27

.
Active public-
policy making
Involvement of educational,
scientific and technological sectors
Dynamic energy
sector
Our expectations
28
Productivity, efficiency,
commitment from the workers
Support from partners
and investors
Commitment from industrials,
contractors and suppliers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 5, 2012	By:	/s/ Gabriel E. Abalos

	Name: Title:	Gabriel E. Abalos Market Relations Officer